Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 1 / 4 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Tuesday October 14, 2025 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 120,000 Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied 19/09/2025 MSBAI OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 2,123,332 Expiry of option or other convertible security without exercise or conversion 17/07/2025 Refer to next page for full details of the announcement

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 2 / 4 Part 1 - Announcement Details 1.1 Name of +Entity MESOBLAST LIMITED We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ABN Registration Number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 14/10/2025 New announcement

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 3 / 4 Part 2 - Details of +equity securities or +debt securities that have ceased ASX +Security Code and Description MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES Unquoted +equity securities that have ceased Number of securities that have ceased 120,000 Reason for cessation Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied Date of cessation 19/9/2025 Is the entity paying any consideration for the cessation? Any other information the entity wishes to notify to ASX about the cessation? ASX +Security Code and Description MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES Unquoted +equity securities that have ceased Number of securities that have ceased 2,123,332 Reason for cessation Expiry of option or other convertible security without exercise or conversion Date of cessation 17/7/2025 Is the entity paying any consideration for the cessation? Any other information the entity wishes to notify to ASX about the cessation? No No

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 4 / 4 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue MSB : ORDINARY FULLY PAID 1,279,967,187 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES 91,123,370 MSBAA : WARRANTS 2 2,000,000 MSBAO : WARRANTS 15,027,327 MSBAP : ADS WARRANTS 884,838 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.